                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December, 2004

                               Crayfish Co., Ltd.
                 ---------------------------------------------
                 (Translation of registrants name into English)

                                    5th Floor
                            Minami Ikebukuro 1-16-15
                                Minami Ikebukuro
                                   Toshima-Ku
                                 Tokyo 171-0022
                                      Japan

                    ---------------------------------------
                    (Address of principal executive offices)
                         Commission File Number 0-30530

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                           Form 20-F [X] Form 40-F [ ]
                           ---------------------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrants "home country";), or under the rules of the home country exchange on which the registrants securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrants security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  Crayfish Co., Ltd.
                                        ------------------------------------
                                                      (Registrant)

                                        By   /s/ Masaaki Shimamura
                                             -------------------------------
                                                     (Signature)
                                        Masaaki Shimamura
                                        President and Representative Director

Date: November 30, 2004

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INFORMATION FURNISHED ON THIS FORM:

                                Table of Contents

1. Changing the number of shares outstanding and the amount of Common stock (English translation)


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                   NOTICE REGARDING FORWARD-LOOKING STATEMENTS

The attached document - "CHANGING THE NUMBER OF SHARES OUTSTANDING AND THE AMOUNT OF COMMON STOCK (English translated version)" -- contains forward-looking statements based upon the Company's current expectations, assumptions, estimates and projections about the Company's business and industry in light of the information currently available to it. To the extent that statements in this release do not relate strictly to historical or current facts, they may constitute forward-looking statements. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. The Company's actual actions or results may differ materially from those discussed in any forward-looking statement as a result of known and unknown risks, uncertainties and other factors. Important risks and factors that could cause the Company's actual results to differ materially from its expectations are generally discussed in the Company's annual report on its most recent form 20-F and other filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement after the date of this notice, but investors are advised to consult any further disclosures by the Company in its subsequent filings pursuant to the Securities Exchange Act of 1934.

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                              FOR IMMEDIATE RELEASE

    Changing the number of shares outstanding and the amount of Common stock

  Tokyo/New York, November 30, 2004 - Crayfish Co., Ltd. (MOTHERS: 4747) ("Crayfish" or "the Company"), a provider of Internet-related services for small and medium-seized enterprises in Japan, announced today that a holder of the 3rd unsecured bonds ("unsecured bonds"), which was issued on September 27, 1999, used a part of the right for the unsecured bonds. Therefore its number of shares outstanding (Normal share) and the amount of Common stock was changed.

1. Explanation of the background

   The reason for changing the number of shares outstanding and the amount of Common stock is the unsecured bonds holder used a part of the right for it. The outline of the unsecured bonds is as follows.

     Outline of the unsecured bonds (with subscription rights)

------------------------------------------------------------------------------------------------------------------------
                                                        As of September 30, 2004                 As of November 30, 2004
------------------------------------------------------------------------------------------------------------------------
 Date of issued                                         September 27, 1999                               --
------------------------------------------------------------------------------------------------------------------------
 Outstanding amounts of subscription rights             JPY1,687,500 thousand                    JPY825,000 thousand
------------------------------------------------------------------------------------------------------------------------
 Issue price and amount to be credited to common        Issue price: JPY1,033,520.30                     --
 stock account per share of the issuing stock by the    Amount to be credited to common
 exercise of subscription rights.                       stock account per share: JPY516,761
------------------------------------------------------------------------------------------------------------------------

2. Outline of the changing the amount of common stock and the number of share outstanding
      As above mentioned about using a part of the right for the unsecured bonds that changing the number of shares outstanding, the amount of common stock, forecasted net income per share for FY2005 (Consolidated) (Note 1), and Forecasted net income per share for FY2005 (Non-consolidated) (Note 1) are as follows.

-------------------------------------------------------------------------------------------------------------------
                                                        As of September 30, 2004            As of November 30, 2004
-------------------------------------------------------------------------------------------------------------------
 Number of shares outstanding (Normal share)                        10,268 shares                  11,102 shares
-------------------------------------------------------------------------------------------------------------------
 Common stock                                                      JPY566,685,000                 JPY997,663,674
-------------------------------------------------------------------------------------------------------------------
 Forecasted net income per share for FY2005
 (Consolidated) Note 2                                              JPY117,841.84                  JPY108,989.37
-------------------------------------------------------------------------------------------------------------------
 Forecasted net income per share for FY2005
 (Non-consolidated) Note 2                                           JPY30,190.88                   JPY27,922.90
-------------------------------------------------------------------------------------------------------------------

Note 1: The period of FY2005 is from October 1, 2004 to September 30, 2005.
     2: Calculation of the forecasted net income per share for FY2005 (Consolidated) and the forecasted net income per share for FY2005 (Non-consolidated) are based on net income of forecasted FY2005, which was released on November 18, 2004 (English translated version).

For corporate information in Japan
        Investor Relations Department
        81-3-5951-7192
        ir@crayfish.co.jp